EXHIBIT 99.1

Audited Financial Statements of Holiday AL Holding LP

As of December 31, 2013 and 2012 and for each of the years in the three year period ended December 31, 2013, the guarantor in a significant asset concentration subject to a triple net lease.

Report of Independent Auditors

The Partners
Holiday AL Holdings LP

We have audited the accompanying consolidated financial statements of Holiday AL Holdings LP (the Partnership), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Partnership at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP
Chicago, Illinois
February 19, 2013

Holiday AL Holdings LP

Consolidated Balance Sheets
(In Thousands)

	December 31,
	2013	2012
Assets
Investment in real estate:
Land and land improvements	$40,301	$40,246
Building and building improvements	265,617	265,451
Equipment	17,257	14,047
	323,175	319,744
Less accumulated depreciation	(60,430)	(52,187)
	262,745	267,557
Cash and cash equivalents	4,621	2,209
Cash and escrow deposits – restricted	106,420	3,233
Accounts receivable, net	789	247
Prepaid expenses and other assets, net	22,552	10,987
Resident lease intangibles, net	1,990	2,050
Deferred loan costs, net	—	366
Total assets	$399,117	$286,649

Liabilities and equity
Mortgage notes payable	$—	$234,319
Accounts payable and accrued expenses	24,946	4,939
Accrued interest payable	—	1,040
Prepaid rent and deferred revenue	5,990	1,477
Tenant security deposits	3,957	924
Straight-line rent payable	4,830	—
Total liabilities	39,723	242,699

Equity:
Partnership	359,394	43,950
Total liabilities and equity	$399,117	$286,649

See accompanying notes to consolidated financial statements.

Holiday AL Holdings LP

Consolidated Statements of Operations
(In Thousands)

	Year Ended December 31
	2013	2012	2011
Revenue
Resident fees	$89,429	$55,626	$52,038

Expenses
Facility operating expenses	44,899	30,742	28,750
General and administrative expenses	3,602	2,025	1,950
Lease expense	20,903	—	—
Depreciation and amortization	8,298	8,429	9,573
Total expenses	77,702	41,196	40,273

Operating income	11,727	14,430	11,765

Interest expense:
Interest incurred	(13,000)	(14,670)	(14,646)
Amortization of deferred loan costs	(366)	(227)	(227)
Loss on extinguishment of mortgage notes payable	(5,983)	—	—
Net loss attributable to the Partnership	$(7,622)	$(467)	$(3,108)

See accompanying notes to consolidated financial statements.

Holiday AL Holdings LP

Consolidated Statements of Changes in Equity

For the Year Ended December 31, 2013, 2012 and 2011
(In Thousands)

	General Partner	Limited Partners	Total Equity

Balance at January 1, 2011	$531	$52,601	$53,132
Net loss	(31)	(3,077)	(3,108)
Distributions	(46)	(4,539)	(4,585)
Balance at December 31, 2011	454	44,985	45,439
Net loss	(5)	(462)	(467)
Distributions	(10)	(1,012)	(1,022)
Balance at December 31, 2012	439	43,511	43,950
Net loss	(76)	(7,546)	(7,622)
Contributions, net	3,231	319,835	323,066
Balance at December 31, 2013	$3,594	$355,800	$359,394

See accompanying notes to consolidated financial statements.

Holiday AL Holdings LP

Consolidated Statements of Cash Flows
(In Thousands)

	Years Ended December 31,
	2013	2012	2011
Operating activities
Net loss	$(7,622)	$(467)	$(3,108)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	8,298	8,429	9,573
Amortization of deferred loan costs	366	227	227
Amortization of resident incentives, net	780	350	(414)
Straight-line rent expense	4,830	—	—
Non-refundable community fees, deferred	1,456	326	(77)
Changes in operating assets and liabilities:
Cash and escrow deposits – restricted	(103,187)	(621)	121
Accounts receivable	(542)	148	(99)
Prepaid expenses and other assets	(15,033)	(27)	(25)
Accounts payable and accrued expenses	6,695	1,108	380
Prepaid rent	1,887	229	183
Tenant security deposits	1,132	(3)	(59)
Net cash (used in) provided by operating activities	(100,940)	9,699	6,702

Investing activities
Additions to investment in real estate	(3,425)	(1,514)	(2,117)
Cash used in investing activities	(3,425)	(1,514)	(2,117)

Financing activities
Repayment of principal on mortgage notes payable	(234,319)	(476)	—
Distributions	—	(1,022)	(4,585)
Contributions	338,221	—	—
Due from affiliate	2,875	(4,482)	—
Net cash provided by (used in) financing activities	106,777	(5,980)	(4,585)

Net increase in cash and cash equivalents	2,412	2,205	—
Cash and cash equivalents at beginning of year	2,209	4	4
Cash and cash equivalents at end of year	$4,621	$2,209	$4

Supplemental disclosure of cash flow information
Cash paid for interest	$14,040	$14,674	$14,645

Supplemental disclosure of non-cash information
Net liabilities assumed:
Accounts payable and accrued expenses	$(12,272)
Tenant security deposits	(1,901)
Prepaid rent	(1,170)
Prepaid expenses and other assets	188
Net liabilities assumed	$(15,155)

See accompanying notes to consolidated financial statements.

Holiday AL Holdings LP

Notes to Consolidated Financial Statements
(In Thousands)

December 31, 2013

1. Formation and Description of Operations

Holiday AL Holdings LP (HAHLP or the Partnership), a Delaware limited partnership, is the owner and operator of assisted living and independent living facilities in the United States. As of December 31, 2013, the Partnership, directly or indirectly through its ownership entities, owned or leased 110 assisted living communities and independent communities consisting of 10,549 apartment and townhouse units (unaudited), located in 34 states (unaudited).

Properties	Communities	Units

Owned communities	8	1,648
Leased communities	102	8,901

The “Owned Communities” are accounted for under the consolidation method of accounting and are reflected as investment in real estate.

The “Leased Communities” are accounted for as operating leases, pursuant to Accounting Standards Codification (ASC) 840, Leases.

The Partnership is owned by Holiday AL Acquisition, LLC (Holiday Acquisition, a limited liability company and a wholly owned subsidiary of investment funds managed by affiliates of Fortress Investment Group LLC), Holiday AL Holdings GP LLC (Holiday AL GP – the general partner and a wholly owned subsidiary of Holiday Acquisition), and Retained Interest LLC (Retained Interest – which is wholly owned by previous investors of Holiday Retirement).

On March 1, 2012 and May 1, 2012, in connection with the commencement of operations of Holiday AL Holdings LP, assets and liabilities of 8 assisted living communities were transferred from Harvest Facility Holdings LP (Harvest) to the Partnership. The Partnership and Harvest are under common control and therefore the net assets transferred were recorded at carryover basis on the financial statements of the Partnership. As a result of the common control transaction, the accompanying financial statements are presented as if the net assets were transferred at the beginning of the period; therefore the financial statements have been presented as if the transfer occurred on January 1, 2011.

2. Summary of Significant Accounting Policies

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The significant accounting policies are summarized below.

Principles of Consolidation

The Partnership consolidates its majority-owned subsidiaries in which it has the ability to control the operations of the subsidiaries. All intercompany transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications considered necessary for a fair presentation have been made to the prior period financial statements in order to conform to the current year presentation. These reclassifications have not changed the results of operations or equity.

Holiday AL Holdings LP

Notes to Consolidated Financial Statements
(In Thousands)

December 31, 2013

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, the allocation of purchase price to tangible and intangible assets and liabilities, the evaluation of asset impairments, insurance reserves, depreciation and amortization, allowance for doubtful accounts, and other contingencies. Actual results could differ from those estimates and assumptions.

Investment in Real Estate and Related Intangibles

In business combinations, the Partnership recognizes all assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. In addition, the Partnership is required to expense acquisition-related costs as incurred, value noncontrolling interests at fair value at the acquisition date and expense restructuring costs associated with an acquired business.

The Partnership allocates the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values. In making estimates of fair values for purposes of allocating purchase price, the Partnership utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property, own internal analysis of recently acquired and existing comparable properties in our portfolio and other market data. The Partnership also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

Identified net tangible and finite lived intangible assets are amortized over their estimated useful lives or contractual lives, which are as follows:

Asset Categories	Estimated Useful Life (In Years)

Building and building improvements	15–40
Land improvements	15
Equipment	3–10
Resident lease intangibles	3–40

Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and upgrades that improve and/or extend the life of the assets are capitalized and depreciated over their estimated useful lives. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets held for use is assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, then the fair value of the asset is estimated. The impairment expense is determined by comparing the estimated fair value of the asset to its carrying value, with any excess of carrying value over fair value recognized as an expense in the current period.

Holiday AL Holdings LP

Notes to Consolidated Financial Statements
(In Thousands)

December 31, 2013

During the years ended December 31, 2013, 2012 and 2011, the Partnership evaluated all long-lived depreciable assets for indicators of impairment, noting none. As a result, no impairment charges were recorded on the Partnership’s long-lived assets during the years ended December 31, 2013, 2012 and 2011.

Property sales or dispositions are recorded when title transfers to unrelated third parties, contingencies have been removed and sufficient cash consideration has been received by the Partnership. Upon disposition, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on sale is recognized.

Leases

Leases are accounted for as operating, capital, or financing leases based on the underlying terms. The classification criteria are based on estimates regarding the fair value of the leased communities, minimum lease payments, effective cost of funds, the economic life of the community, and certain other terms in the respective lease agreements. The Partnership does not include communities under operating leases on the consolidated balance sheets and it records the rents paid as lease expense.

The Partnership accounts for leases with rent holiday provisions or that contain fixed payment escalators on a straight-line basis as if the lease payments were fixed evenly over the life of each lease. Straight-line rent payable on the consolidated balance sheets represents the effects of straight-lining lease payments. The Partnership capitalizes out-of-pocket costs incurred to enter into lease contracts as lease acquisition costs and amortizes them over the lives of the respective leases as additional community lease expense.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less from the date of purchase.

Prior to the formation of Partnership (Note 1), Harvest used a centralized approach to cash management. All cash generated by the communities was transferred to Harvest and Harvest funded operating and investing activities for the communities as needed. Cash transfers from the 8 communities to Harvest are treated as distributions in the accompanying financial statements. Subsequent to the formation of the Partnership, all cash generated by the communities is held and retained by the Partnership in its own cash accounts.

Holiday AL Holdings LP

Notes to Consolidated Financial Statements
(In Thousands)

December 31, 2013

Cash and Escrow Deposits – Restricted

Cash and escrow deposits – restricted consist primarily of funds required by various landlords to be placed on deposit as security for the Partnership’s performance under lease agreements and will generally be held until lease termination. A summary is as follows:

	December 31
	2013	2012

Landlord required deposit	$97,279	$—
Property tax and reserves	7,838	3,118
Tenant/resident security deposits	1,303	115
Total cash and escrow deposits-restricted	$106,420	$3,233

Allowance for Doubtful Accounts

Allowance for doubtful accounts are recorded by management based upon the Partnership’s historical write-off experience, analysis of accounts receivable aging, and historic resident payment trends.

Management reviews material past due balances on a monthly basis. Account balances are charged off against the allowance when management determines it is probable that the receivable will not be recovered. Allowance for doubtful accounts was $1,119 and $282 at December 31, 2013 and 2012, respectively.

Deferred Loan Costs

Deferred loan costs include direct costs to obtain financing. Such costs are deferred and amortized using the straight-line method, which approximates the level-yield method, over the terms of the underlying debt agreements.

Revenue Recognition

Resident fee revenue is recorded as it becomes due as provided for in the residents’ lease agreements. Residents’ agreements are generally for a term of 30 days with resident fees due monthly in advance.

Certain communities have residency agreements that require the resident to pay an upfront fee prior to occupying the community. Community fees are non-refundable after a stated period (typically 90 days) and are initially recorded as deferred revenue and recognized on a straight-line basis as part of resident fee revenue over an estimated three-year average stay of the residents in the communities. Deferred revenue totaled $2,173 and $717 at December 31, 2013 and 2012, respectively.

Certain residency agreements provide for free rent or incentives for a stated period of time. Incentives are initially recorded in other assets and recognized on a straight-line basis as a reduction of resident fee revenue over an estimated three-year average stay of the residents in the communities.

Holiday AL Holdings LP

Notes to Consolidated Financial Statements
(In Thousands)

December 31, 2013

Income Taxes

The Partnership is a limited partnership, and all federal and, substantially, all state income taxes are recorded by the partners. Accordingly, the Partnership does not provide or record a provision for federal income taxes. Certain state and local jurisdictions may impose an income tax on the Partnership.

Advertising Costs

The Partnership expenses advertising costs as incurred. Advertising costs were $691, $511 and $357 for the periods ended December 31, 2013, 2012 and 2011, respectively, and are included in facility operating expenses in the consolidated statements of operations.

Fair Value of Financial Instruments

Cash and cash equivalents and cash and escrow deposits – restricted are reflected in the accompanying consolidated balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term debt using a discounted cash flow analysis based upon the Partnership’s current borrowing rate for debt with similar maturities and collateral securing the indebtedness. The Partnership had outstanding debt with a carrying value of $234.3 million as of December 31, 2012 (see Note 5). As of December 31, 2012, the carrying value of debt approximated the fair value, based upon a Level 3 valuation.

The Partnership follows the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurement, when valuing its financial instruments. The statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market-priced assumptions in fair value measurements, the statement establishes a fair value hierarchy that distinguishes between market-participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and Level 2 of the hierarchy) and the reporting entity’s own assumptions about market-participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

•	Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access.

•	Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

•	Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Partnership’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Holiday AL Holdings LP

Notes to Consolidated Financial Statements
(In Thousands)

December 31, 2013

3. Resident Lease Intangibles, Net

At December 31, 2013 and December 2012, resident lease intangibles, net were as follows:

Resident Lease Intangibles, Net

Balance at January 1, 2012	$2,110
Amortization	(60)
Balance at December 31, 2012	2,050
Amortization	(60)
Balance at December 31, 2013	$1,990

Future amortization expense related to the resident lease intangibles over the next five years and thereafter, is as follows:

Estimated Amortization of Resident Lease Intangibles, Net

Years:
2014	$60
2015	60
2016	60
2017	60
2018	60
Thereafter	1,690
Total	$1,990

Holiday AL Holdings LP

Notes to Consolidated Financial Statements
(In Thousands)

December 31, 2013

4. Other Balance Sheet Data

Prepaid expenses and other assets, net consisted of the following as of December 31, 2013 and 2012:

	2013	2012

Deferred rent incentives, net	$1,534	$2,314
Other assets	7,248	4,191
Pre-paid lease expense	12,163	—
Due from affiliate (Note 9)	1,607	4,482
Total	$22,552	$10,987

Accounts payable and accrued expenses consisted of the following as of December 31, 2013 and 2012:

	2013	2012

Trade and accrued payables	$5,706	$1,718
Salaries and benefits	5,512	1,338
Property taxes	5,765	846
Insurance reserves	7,693	905
Other	270	132
Total	$24,946	$4,939

5. Mortgage Notes Payable

Mortgage notes payable consisted of the following as of December 31, 2013 and 2012:

	December 31
Mortgage Notes Payable	2013	2012

Loan Pool 1 due March 6, 2016: interest rate of 7.21%; payable interest-only until April 6, 2012; payable principal and interest from April 6, 2012 until maturity; secured by four facilities	$—	$76,086

Loan 2 Pool due March 6, 2014: interest rate of 5.64%; payable interest only until maturity; secured by four facilities	—	158,233
Total mortgage notes payable	$—	$234,319

The primary obligors on the notes are the underlying LLCs and LLPs and the Partnership became the secondary guarantor on the debt. The Partnership remains in compliance with all of its debt (including the financial covenants contained therein).

During 2013, the Partnership repaid $234,319 in mortgage notes payable which was funded through contributions from the partners. In connection with the mortgage notes payable repayment, the Partnership incurred $5,983 of prepayment penalties and exit fees, which are included in loss on extinguishment of mortgage notes payable in the accompanying 2013 statement of operations.

Holiday AL Holdings LP

Notes to Consolidated Financial Statements
(In Thousands)

December 31, 2013

6. Leases

On September 19, 2013, Harvest sold 26 independent living communities to a third party. These communities were subsequently leased to the Partnership. The Partnership will operate the communities pursuant to a 15 year lease (with two 5 year renewal options at which point rent will reset to a fair value rate). The minimum lease payment is initially $49,016, and such amount is subject to certain defined increases throughout the lease term, as further detailed in the lease agreement.

On December 23, 2013, Harvest sold 25 independent living communities to a third party. These communities were subsequently leased to the Partnership. The Partnership will operate the communities pursuant to a 17 year lease. The minimum lease payment is initially $31,915, and such amount is subject to certain defined increases throughout the lease term, as further detailed in the lease agreement.

On December 23, 2013, Harvest sold 51 independent living communities to a third party. These communities were subsequently leased to the Partnership. The Partnership will operate the communities pursuant to a 17 year lease. The minimum lease payment is initially $65,031, and such amount is subject to certain defined increases throughout the lease term, as further detailed in the lease agreement.

Lease expense under noncancelable operating leases was as follows (in thousands):

Year Ended December 31 2013

Contractual operating lease expense	$16,073
Noncash straight-line lease expense	4,830
Lease expense	$20,903

Minimum future lease payments under noncancelable operating leases which include 102 communities at December 31, 2013, are as follows (in thousands):

2014	$146,513
2015	153,106
2016	159,996
2017	166,951
2018	172,372
Thereafter	2,384,972
Total	$3,183,910

As of December 31, 2013, the Partnership was in compliance with all lease covenant requirements.

Holiday AL Holdings LP

Notes to Consolidated Financial Statements
(In Thousands)

December 31, 2013

7. Insurance

Harvest obtains various insurance coverages from commercial carriers at stated amounts as defined in the applicable policies. Losses related to deductible amounts are accrued based on management’s estimate of expected losses plus incurred but not reported claims. As of December 31, 2013 and 2012, the Partnership accrued $7,693 and $905 for the expected future payment of deductible amounts specific to the Partnership, which is included in accounts payable and accrued expense in the accompanying consolidated balance sheets.

8. Commitments and Contingencies

In the normal course of business, the Partnership is involved in legal actions arising from the ownership and operation of the business. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the consolidated financial position, operations or liquidity of the Partnership.

9. Due from Affiliate

As of December 31, 2012, an affiliate of the Partnership held approximately $4.5 million of the Partnership’s cash.

On December 31, 2012, the Partnership and affiliate entered into a note related to this cash. The note was due on December 31, 2014, and bore interest equal to the rate in a U.S. Treasury security, having the closest maturity to the maturity date on the note. This note was repaid in full in September 2013.

As of December 31, 2013, an affiliate of the Partnership held approximately $1.6 million of the Partnership’s cash.

10. Subsequent Events

The Partnership has evaluated its subsequent events through February 19, 2014, the date the Partnership’s consolidated financial statements for the year ended December 31, 2013, were available for issuance.